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December 1, 2009

Via EDGAR

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Mail Stop 3561

Oilsands Quest Inc. — Amendment No. 2 to

Registration Statement on Form S-1 (File No. 333-162023)

Ladies and Gentlemen:

On behalf of Oilsands Quest Inc. (“Oilsands” or the “Company”),  we hereby submit the responses of the Company to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from H. Roger Schwall, dated November 12, 2009 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.   On behalf of the Company, we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) of the Company, together with Exhibits, marked to indicate changes from the Company’s Registration Statement as filed with the Commission on November 4, 2009.

General

1.
It appears that your registration statement, as amended, is intended to cover only the resale by selling shareholders of the 99,598,673 shares of common stock identified in your registration statement.  If true, please clarify on your prospectus cover page that the registration statement relates solely to the resale of such shares.  In addition, please make conforming changes throughout your filing.  For example, we note your statement on the prospectus cover page that “[w]e may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.”

Response to Comment 1:

Amendment No. 2 has been revised in response to the Staff’s comment.

Selling Securityholders, page 20

2.
We note your response to our prior comment 4 and your statement that none of the selling shareholders themselves are broker-dealers.  However, this statement does not appear to be consistent with your disclosure in note 5 at page 26 of your filing that Ben J. Hadala, Ernie Antonchuk and Colin Campbell are registered broker-dealers.  Please advise or revise your disclosure to address this apparent inconsistency.  In addition, we note your statement in your response regarding the circumstances in which the selling shareholders that are affiliated with broker-dealers acquired the shares reflected in the registration statement.  Please provide such disclosure in your amended filing.

Response to Comment 2:

Amendment No. 2 has been revised in response to the Staff’s comment.

Exhibit Index, page 47, page 20

3.
We note that you intend to file a form of warrant indenture, form of warrant certificate and form of subscription receipt agreement by amendment.  Please advise us how such documents relate to this registration statement and whether you intend to file them before requesting acceleration of effectiveness of the registration statement.

Response to Comment 3:

Amendment No. 2 has been revised in response to the Staff’s comment to reflect that the Company no longer intends to file a form of warrant indenture, form of warrant certificate and form of subscription receipt agreement by amendment.

Exhibit 5.1 – Legality Opinion

4.	Please obtain and file an updated legality opinion reflecting the changes made in Amendment No. 1.

Response to Comment 4:

Amendment No. 2 has been revised in response to the Staff’s comment.  Exhibit 5.1 contains an updated legality opinion reflecting the changes made in Amendment No. 1.

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If you have any questions concerning the above responses, please do not hesitate to contact me at the above number.

Very truly yours,

/s/ Andrew J. Foley

Andrew J. Foley
Attachments

cc:           Leigh Peters
Oilsands Quest Inc.

Craig Hoskins
Macleod Dixon LLP